Points Partners With Drop Tank To Power Marathon’s New Rewards Program

MakeItCount™ Members Will Earn with Southwest Airlines®, La Quinta Inns & Suites, the Arbor Day Foundation and More
Through New Partnership

TORONTO, April 23, 2018 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, and Drop Tank, a leading fuel loyalty technology company, today announced a first-of-its-kind partnership to power Marathon Petroleum Company LP’s new rewards program, MakeItCount™. The Marathon brand is collaborating with Southwest Airlines, La Quinta Inns & Suites, the Arbor Day Foundation and Marathon’s own My CentsOff™ fuel savings program to launch a unique rewards program for its brand network featuring these partners.

Through this unique partnership, leveraging the Points Loyalty Commerce platform integration with Drop Tank’s Cloud Services, MakeItCount™ loyalty members have the opportunity to earn points for their purchases of both fuel and featured non-fuel items at participating Marathon branded stations. MakeItCount™ members will earn points directly in their choice of Southwest Airlines Rapid Rewards®, La Quinta Returns®, Sustain® tree planting program in partnership with the Arbor Day Foundation, or the My CentsOff™ fuel savings program. The MakeItCount™ program will also support achievement-based rewards, based on member purchase activity at participating Marathon branded stations, in the form of bonus partner points or fuel discounts.

To enroll, consumers may text “Join” to 40244, download the MakeItCount™ app, or go through the MakeItCount™ website (http://www.makeitcount.com), and then simply pick a rewards partner and start earning points. Program members can change their partner choice at any time. To make it as easy as possible, no program cards are needed; members just enter 11+ their registered phone number with every purchase.

“We are thrilled to be partnering with Drop Tank to make possible this unique loyalty offering for Marathon’s MakeItCount™ program which enables great brands like Southwest Airlines and La Quinta Inns & Suites to join their loyalty ecosystem,” said Rob MacLean, CEO of Points. “We are proud to now be in the position to drive real value to both Marathon’s brand network and our loyalty program partners, while deepening loyalty and engagement opportunities for their shared customers.”

“The partnership between Points and Drop Tank gives the world’s leading loyalty programs the ability to engage with their members at thousands of gas stations,” said David VanWiggeren, CEO, Drop Tank. “There has never been an easier way for existing loyalty programs to extend their user experience into the fuel category.”

“We, at La Quinta Inns & Suites, believe in the value of diverse loyalty offerings and therefore, are excited to offer La Quinta Returns members the opportunity to earn or redeem points right at the gas pump and in store at Marathon locations,” said Derek Blake, Vice President of Loyalty Marketing and Strategic Partnerships at La Quinta Inns & Suites. “This unique partnership between Points and Drop Tank has allowed us to tune in to our guests everyday spending habits to drive member engagement.”

With its leading Loyalty Commerce Platform, Points provides loyalty eCommerce and technology solutions to the world's top brands. Points leverages its platform to provide unprecedented managed transactional access to industry leading loyalty programs for its partners. The Points service enables development partners to leverage multiple loyalty programs as a powerful tool to drive increased engagement and revenue from their existing user base, in addition to new member acquisition.

For more information about Points' Loyalty Commerce Platform, visit www.points.com. For more information about Drop Tank, visit www.drop-tank.com.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Loyalty Currency Retailing service retails loyalty points and miles directly to consumers; its Platform Partners service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel and car rental bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

About Drop Tank

Drop Tank specializes in gas station loyalty technology and loyalty solutions, with thousands of retail implementations across the United States. Drop Tank partners with fuel and c-store brands to deploy consistent loyalty functionality across stations which may have inconsistent retail technology. Drop Tank’s solutions unlock loyalty and data services for a wide range of participants in the convenience store industry. For more information, visit www.drop-tank.com.

CONTACT
Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
649-539-1310

Drop Tank Media Relations
Jason Ketelsen
ketejj@drop-tank.com
630-570-7062 x 7014